UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DINEWISE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

254447105
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Fiore Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Convenient Gourmet Group, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,196,216
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,196,216
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Atheneum Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Broad Street Ventures, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Paramount Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Richard Rankin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
James H. Brennan, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D/A

CUSIP No.	254447105

1		NAMES OF REPORTING PERSONS
Hugh L. Clark, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [x]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,196,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,196,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,196,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.67%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Original 13D”) filed on December 3, 2010 jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Convenient Gourmet Group, LP, a Delaware limited partnership (“Convenient Gourmet”), (ii) Atheneum Capital LLC, a Connecticut limited liability company (“Atheneum”), (iii) Broad Street Ventures, LLC, a Tennessee limited liability company (“Broad Street”), (iv) Paramount Advisors, LLC, a Florida limited liability company (“Paramount”), (v) Richard Rankin (“Rankin”), (vi) James H. Brennan III (“Brennan”), and (vii) Hugh L. Clark, Jr. (“Clark”), with respect to Dinewise, Inc. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Amendment No. 1 should have the meanings ascribed thereto in the Original 13D.

Item 3.

Source and Amount of Funds or Other Considerations

Item 3 is hereby amended as follows:

The aggregate amount of funds used to purchase the shares of Common Stock reported herein as being held by the Reporting Persons since the date the Original 13D was filed was $7,601.59.  The source of such funds was cash provided by Convenient Gourmet which Convenient Gourmet obtained from cash provided to it by its limited partners.

Item 4.

Purpose of Transaction

Item 4 is hereby amended as follows:

Subsequent to the date the Original 13D was filed, and on February 23, 2011, Convenient Gourmet acquired from a third party pursuant to a private transaction, and such third party sold to Convenient Gourmet, 760,159 shares of Common Stock of the Issuer for the purchase price of $.01 per share or a total of $7,601.59.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

The Reporting Persons currently beneficially own 12,196,216 shares of Common Stock of the Issuer, or 37.67% of the Common Stock believed to be outstanding.  Convenient Gourmet directly holds such shares over which Atheneum, Broad Street and Paramount, as general partners, share dispositive and voting power.  By reason of Rankin being the Managing Member of Atheneum, Brennan being the Managing Member of Broad Street, and Clark being the Managing Member of Paramount, each is deemed to beneficially own such shares.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person does not hold directly except, with respect to Convenient Gourmet, to the extent of such Reporting Person’s actual ownership interest in Convenient Gourmet.

Except as set out above, none of the Reporting Persons has effected any other transaction in any securities of the Issuer in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 2011

CONVENIENT GOURMET GROUP, LP

By: Broad Street Ventures, LLC, a general partner

By:

/s/ James H. Brennan, III
Name:

James H. Brennan, III

Title:

Manager

ATHENEUM CAPITAL LLC

By:

/s/ Richard Rankin
Name:

Richard Rankin

Title:

Manager

BROAD STREET VENTURES, LLC

By:

/s/ James H. Brennan, III

Name:

James H. Brennan, III

Title:

Manager

PARAMOUNT ADVISORS, LLC

By:

/s/ Hugh L. Clark, Jr.
Name:

Hugh L. Clark, Jr.

Title:

Manager

/s/ Richard Rankin

RICHARD RANKIN

/s/ James H. Brennan, III

JAMES H. BRENNAN, III

/s/ Hugh L. Clark, Jr.

HUGH L. CLARK, JR.